BUSINESS ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET, SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

BUSINESS PHONE: 8132837000

MAIL ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET, SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

STATEMENT FOR MONTH/YEAR: SEPTEMBER 2001

COMPANY DATA:

COMPANY CONFORMED NAME: KEITH E. SIROIS

CENTRAL INDEX KEY: 0001137969

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: OFFICER

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET

STREET 2: SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

MAIL ADDRESS:

STREET 1: 16303 DOBSON COURT

STREET 2:

CITY: TAMPA

STATE: FL

ZIP: 33647

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Common Stock	09/20/01	V/P	174.8242	A	$4.9500
273.8899
							D

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
			Securities Acquired/ Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
								Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Explanation of Responses:

This stock is part of an Employee Stock Purchase Plan.

______________________________________________ ______________

Signature of Reporting Person Date